Oncolytics Biotech® Provides Recap of Key Opinion Leader Call Highlighting the Induction of Rapid and Persistent Immune Responses with Systemic Pelareorep Treatment
Recently announced clinical data demonstrate pelareorep-induced priming of an adaptive immune response
Pro-inflammatory effects of pelareorep observed across multiple breast cancer subtypes
Data support further clinical development of pelareorep-anti-PD-L1 combination therapies

SAN DIEGO, CA and CALGARY, AB, June 4, 2020 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), today provided a recap of a Key Opinion Leader (KOL) call sponsored by Canaccord Genuity and held on June 2, 2020. The call focused on recently announced clinical data from Oncolytics’ AWARE-1 study presented at the European Society for Medical Oncology (ESMO) Breast Cancer Virtual Meeting 2020 and highlighted the ability of pelareorep to induce a pro-inflammatory tumor microenvironment across multiple breast cancer subtypes.

Featured on the KOL call was Dr. Aleix Prat, M.D., Ph.D., Head of Medical Oncology at the Hospital Clínic of Barcelona, Associate Professor of the University of Barcelona, Head of the Translational Genomics and Targeted Therapeutics in Solid Tumors Group at August Pi i Sunyer Biomedical Research Institute (IDIBAPS), Chair of SOLTI and lead translational investigator of the AWARE-1 study.

“I am highly encouraged by the recently announced AWARE-1 data, which demonstrate the potential of pelareorep to address pressing unmet needs in multiple breast cancer subtypes and treatment settings,” said Dr. Prat. “Immunosuppressive tumor microenvironments are known to limit the efficacy of checkpoint inhibitor therapies and highlight the need for synergistic co-therapies to promote tumor inflammation. The data presented at the ESMO meeting show that pelareorep induces a rapid and persistent immune response and thus has the potential to address this critical need. Importantly, the data also validate T cell clonality as a biomarker of pelareorep response, which may ultimately accelerate pelareorep’s approval by facilitating the efficient design of pivotal studies.”

The AWARE-1 study combines the appropriate intervention for each patient's breast cancer sub-type, plus pelareorep, with or without atezolizumab (Tecentriq®), followed by surgery in early-stage breast cancer patients. Patients are biopsied on day one (followed immediately by treatment), then again on day three, and for a final time three weeks post-treatment (just prior to mastectomy). Biomarker data from the paired patient biopsies are then collected and analyzed. At the time of data presentation at ESMO Breast Cancer, 13 patients had been enrolled in AWARE-1, and biopsy data were available on 6 of these.

Clinical findings highlighted during Dr. Prat’s discussion included:
•Intravenous administration of pelareorep led to robust, tumor-specific pelareorep replication.
•Pelareorep systemic administration increased tumor PD-L1 expression, infiltration of tumor immune lymphocytes, and CelTIL (a measurement of tumor-associated cellularity and tumor-infiltrating lymphocytes). These data demonstrate that pelareorep induces adaptive as well as innate immune responses and support the observed survival benefit in a previous randomized phase two study of pelareorep in metastatic breast cancer patients. Pelareorep-induced responses were both rapid (present three days after treatment) and persistent (remained through day twenty-one).

•Pelareorep-induced increase in tumor PD-L1 expression demonstrates the synergistic potential between pelareorep and checkpoint inhibitor therapies. Many patients are ineligible for (and fail to respond to) checkpoint inhibitor-based therapies due to an immunosuppressive tumor microenvironment and low PD-L1 expression.
•AWARE-1 data further support T cell clonality as a biomarker of pelareorep response. Peripheral T cell clonality correlated with changes in the tumor microenvironment as well as CelTIL, which is associated with favorable clinical response. These data highlight T cell clonality’s potential as a biomarker of pelareorep response and are consistent with data from a prior clinical study of pelareorep in pancreatic cancer. Use of T cell clonality as a predictive biomarker may facilitate the design of registrational trials and improve chances of trial success across multiple indications.
•Data suggest that pelareorep treatment has multiple therapeutic mechanisms in cancer. These mechanisms include the induction of an adaptive immune response, direct tumor cell killing, and induction of a durable immune memory effect against cancer cells. The multiple mechanisms of pelareorep may expand its clinical opportunity across multiple breast cancer subtypes (e.g. triple negative and HR+/HER2- breast cancer) and treatment settings (e.g. as an anti-PD-L1 co-therapy or neoadjuvant treatment).

Oncolytics would like to thank Dr. Prat for his time and insightful commentary, as well as Canaccord Genuity for hosting the call. A replay of the call can be found on the company website at https://ir.oncolyticsbiotech.com/events-presentations.

About Breast Cancer
Breast cancer is the most common cancer in women worldwide, with over two million new cases diagnosed in 2018, representing about 25 percent of all cancers in women. Incidence rates vary widely across the world, from 27 per 100,000 in Middle Africa and Eastern Asia to 85 per 100,000 in Northern America. It is the fifth most common cause of death from cancer in women globally, with an estimated 522,000 deaths.

Breast cancer starts when cells in the breast begin to grow out of control. These cells usually form a tumor that can often be seen on an x-ray or felt as a lump. The malignant tumor (cancer) is getting worse when the cells grow into (invade) surrounding tissues or spread (metastasize) to distant areas of the body.

About AWARE-1
AWARE-1 is an open label window-of-opportunity study in early-stage breast cancer enrolling 38 patients into five cohorts:

•Cohort 1 (n=10), HR+ / HER2- (pelareorep + letrozole)
•Cohort 2 (n=10), HR+ / HER2- (pelareorep + letrozole + atezolizumab)
•Cohort 3 (n=6), TNBC (pelareorep + atezolizumab)
•Cohort 4 (n=6), HR+ / HER2+ (pelareorep + trastuzumab + atezolizumab)
•Cohort 5 (n=6), HR- / HER2+ (pelareorep + trastuzumab + atezolizumab)

The study combines pelareorep with the standard of care according to breast cancer subtype and atezolizumab. Patients are biopsied on day one followed immediately by treatment, then again on day three, and a final biopsy after three weeks, on the day of their mastectomy. Data generated from this study is intended to confirm that the virus is acting as a novel immunotherapy and to provide comprehensive biomarker data by breast cancer subtype. The primary endpoint of the study is overall CelTIL (a measurement of cellularity and tumor-infiltrating lymphocytes). Secondary endpoints for the study include CelTIL by breast cancer subtype, safety and tumor, and blood-based biomarkers.

About Pelareorep
Pelareorep is a non-pathogenic, proprietary isolate of the unmodified reovirus: a first-in-class intravenously delivered immuno-oncolytic virus for the treatment of solid tumors and hematological malignancies. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype through innate and adaptive immune responses to treat a variety of cancers and has been demonstrated to be able to escape neutralizing antibodies found in patients.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.
Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved immuno-oncology agents. Oncolytics is currently conducting and planning additional studies in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies, as it prepares for a phase 3 registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of pelareorep as a cancer therapeutic, and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how the Company may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Company Contact Michael Moore Investor Relations & Corporate Communications 858-886-7813 mmoore@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors 212.915.2564 tim@lifesciadvisors.com